Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$89,502		$84,695		$79,834		$79,769		$82,864
Amortization of debt premium, discount, and expenses	2,312		1,978		1,944		1,879		1,818
Estimated interest factor of lease rental charges	1,217		1,532		2,541		3,732		3,743
Total Fixed Charges	$93,031		$88,205		$84,319		$85,380		$88,425

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$132,860		$(13,082)		$154,086		$151,480		$156,314
Fixed charges as above	93,031		88,205		84,319		85,380		88,425
Non-controlling interest in earnings of Valencia	(14,519)		(14,910)		(14,127)		(14,521)		(14,050)
Interest capitalized	(6,094)		(8,530)		(5,211)		(4,420)		(4,314)

Earnings Available for Fixed Charges	$205,278		$51,683		$219,067		$217,919		$226,375

Ratio of Earnings to Fixed Charges	2.21	[1]	0.59	[2]	2.60	[3]	2.55	[4]	2.56

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2016 includes a pre-tax loss of $15.0 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.37 for 2016.

[2] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $36.5 million for the year ended December 31, 2015. Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2015 includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.48 for 2015.

[3] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2014 includes a pre-tax loss of $1.1 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.61 for 2014.

[4] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.70 for 2013.